March 4, 2015

CONFIDENTIAL TREATMENT REQUESTED BY ETSY, INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH ASTERISKS TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Jennifer Lopez-Molina

Re:	Etsy, Inc.

Registration Statement on Form S-1

File No. 333-202497

Dear Ms. Lopez-Molina:

We are submitting this letter on behalf of Etsy, Inc. (the “Company”), in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement on Form S-1 filed on March 4, 2015 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

The purpose of this letter is to notify the Staff that, based on current market conditions, the Company’s estimated initial public offering price range is expected to be a two dollar range with the bottom of the range to be no less than $ * * * per share and the top of the range to be no more than $ * * * per share.

This price range was determined based, in large part, on discussions among the board of directors of the Company, senior management of the Company and representatives of the underwriters for the initial public offering that took place on March 4, 2015. Prior to March 4, 2015, the underwriters had not provided the Company with any formal valuation of the Company or related price range.

* * * Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ETSY, INC.

Securities and Exchange Commission

March 4, 2015

The mid-point of the price range is * * *, the fair value of the Company’s common stock, as determined by the Company’s board of directors on * * *, which is the last date on which the Company made grants of equity awards. The Company refers the Staff to pages 87 through 89 of the Registration Statement for a discussion of the fair value of the Company’s common stock at various dates as determined by the Company’s board of directors.

The Company notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus and commencement of the Company’s road show process, which it anticipates could commence as soon as March 25, 2015. The bona fide offering price range will be narrower than but is expected to be within the price range stated above, and the parameters of that price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business, market and other developments affecting the Company.

* * * *

* * * Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ETSY, INC.

Securities and Exchange Commission

March 4, 2015

Please contact me at (650) 321-2400 or, in my absence, Kenneth R. McVay, at (212) 730-8133, if you have any questions about this letter.

Sincerely yours,

/s/ Richard C. Blake

Richard C. Blake
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP

cc:	Chad Dickerson

Kristina Salen

Jordan J. Breslow, Esq.

Etsy, Inc.

Kenneth R. McVay, Esq.

Greg S. Volkmar, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

* * * Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ETSY, INC.